Exhibit 99.1

23 July 2019

Lisa Banh

Senior Adviser, Listings Compliance ASX Compliance Pty Ltd

20 Bridge Street

Sydney NSW 2000

By e-mail: Lisa.Banh@asx.com.au

ListingsComplianceSydney@asx.com.au

Dear Ms Banh

ASX Query

I refer to your letter dated 19 July 2019. Benitec Biopharma Limited (ASX: BLT; NASDAQ: BNTC) (Benitec, or the

Company) advises as follows in response to each of the queries:

1.

The Company provided the interim analysis in relation to Clinical Candidate BB-401 on 21 December 2018, earlier than anticipated. The Company stated that the objective response rate required to support continuation of the phase II study had not been met. The announcement also stated that additional details would be disclosed following the completion of the comprehensive analyses of the clinical data derived from ongoing patient follow-up. This has not yet occurred, and the Company is not currently in a position to provide further information on this.

In relation to the Proprietary Programs Update, the Company has identified select proprietary programs but these decisions are not yet final. The Company's management team continue to work through commercials, budgets, and intellectual property matters in relation to various proposed programs. Further, the proposed programs have not yet been approved by the Company’s Board.

As soon as the Company has finalised the decision and is in a position to make a definitive announcement in relation to the Proprietary Programs Update, it will do so. The Company anticipates that this will occur in the current quarter.

2.	Benitec confirms that it is in compliance with the ASX Listing Rules and, in particular, Listing Rule 3.1.

3.

The above responses have been authorised and approved in accordance with the Company’s published continuous disclosure policy, or otherwise by its board or an officer of Benitec with delegated authority from the board to respond to ASX on disclosure matters.

Should you have any queries in relation to this response, please do not hesitate to contact me. Yours faithfully

Oliver Kidd Company Secretary

19 July 2019

Mr Oliver Kidd Company Secretary

Benitech Biopharma Limited By email:

Dear Mr Kidd

Benitech Biopharma Limited (‘BLT’): ASX Query

ASX Limited (“ASX”) refers to the following:

A.

BLT’s announcement entitled “Chairman’s Presentation to Shareholders” lodged on the ASX Market Announcements Platform on 8 November 2018 (the ‘Announcement’), disclosing on slide 14 in relation to Clinical Candidate BB-401 that the “[i}nterim analysis [is] expected [to] be advised by Q1 of 2019” and on slide 15 that BLT expected “…to announce [a] new proprietary pipeline program in Q1 2019” (the “Milestones”).

ASX notes that the expected timeframes for the Milestones have passed, without an update from BLT. As BLT chose to set out expected timeframes in the Announcement, ASX considers that BLT has an obligation to update the market if these timeframes are not met.

Request for Information

Having regard to the above, ASX asks BLT to respond separately to each of the following questions and requests for information:

1.	Please provide an update on the Milestones, including when BLT expects to announce the interim analysis for Clinical Candidate BB-401 and the new proprietary pipeline program.
2.	Please confirm that BLT is complying with the Listing Rules and, in particular, Listing Rule 3.1.
3.

Please confirm that BLT’s responses to the questions above have been authorised and approved in accordance with its published continuous disclosure policy or otherwise by its board or an officer of BLT with delegated authority from the board to respond to ASX on disclosure matters.

When and where to send your response

This request is made under Listing Rule 18.7. Your response is required as soon as reasonably possible and, in any event, by no later than 9.30 AM AEST Wednesday, 24 July 2019.

You should note that if the information requested by this letter is information required to be given to ASX under Listing Rule 3.1 and it does not fall within the exceptions mentioned in Listing Rule 3.1A, BLT’s obligation is to disclose the information “immediately”. This may require the information to be disclosed before the deadline set out in the previous paragraph and may require BLT to request a trading halt immediately.

If you wish to request a trading halt, you must tell us:

•	the reasons for the trading halt;
•	how long you want the trading halt to last;
•	the event you expect to happen that will end the trading halt;
•	that you are not aware of any reason why the trading halt should not be granted; and

ASX LimitedASX Customer Service Centre 131 279 | asx.com.au

•	any other information necessary to inform the market about the trading halt, or that we ask for.

We require the request for a trading halt to be in writing. The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted.

You can find further information about trading halts in Guidance Note 16 Trading Halts & Voluntary Suspensions.

ASX reserves the right to release a copy of this letter and your response on the ASX Market Announcements Platform under Listing Rule 18.7A. Accordingly, your response should be in a form suitable for release to the market.

Your response should be sent to me by e-mail at ListingsComplianceSydney@asx.com.au. It should not be sent directly to the ASX Market Announcements Office. This is to allow me to review your response to confirm that it is in a form appropriate for release to the market, before it is published on the ASX Market Announcements Platform.

Listing Rules 3.1 and 3.1A

In responding to this letter, you should have regard to BLT’s obligations under Listing Rules 3.1 and 3.1A and also to Guidance Note 8 Continuous Disclosure: Listing Rules 3.1 – 3.1B. It should be noted that BLT’s obligation to disclose information under Listing Rule 3.1 is not confined to, nor is it necessarily satisfied by, answering the questions set out in this letter.

Suspension

If you are unable to respond to this letter by the time specified above ASX will likely suspend trading in BLT’s securities under Listing Rule 17.3.

Enquiries

If you have any queries or concerns about any of the above, please contact me immediately.

Regards

Lisa Banh

Senior Adviser, Listings Compliance (Sydney)

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ASX Customer Service Centre 131 279 | asx.com.au